VIA EDGAR SUBMISSION

Mr. George K. Schuler and Mr. Karl Hiller
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

March 31, 2023

Re:	IperionX Limited
Form 20-F for the Fiscal Year ended June 30, 2022
Filed August 26, 2022
File No. 001-41338

Dear Mr. Schuler and Mr. Hiller,

Please find our response to the comments set forth in a letter dated March 20, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Annual Report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 20-F”).  References to the “Company,” “IPX,” “we,” “us” and “our” in this letter refer to IperionX Limited, unless otherwise indicated.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.  Page references included in our responses are to those contained in Amendment No. 1 to the 2022 20-F (the “Amendment No. 1”).

Form 20-F for the Fiscal Year ended June 30, 2022 Information on the Company

B. Business Overview

Exploration Results, page 33

1.
We note that you have disclosures throughout the filing referencing a Scoping Study, which is listed as Exhibit 15.1, originally filed July 1, 2022 on Form 6-K.  Please discuss this terminology with the qualified persons as it appears the technical report summary should be identified as an initial assessment, rather than a scoping or conceptual study, to utilize terminology that is prescribed by Item 1300 of Regulation S-K.

Unless you or the qualified persons do not believe the report meets the definition of an initial assessment, which would be necessary to support your disclosures of resources, please arrange to obtain and file a revised technical report summary that is properly identified as an initial assessment rather than a scoping study, and similarly conform your references to the report in your filing.  However, if you do not believe the report would be properly characterized as an initial assessment, tell us the reasons in your response.

Response 1:  In response to the Staff’s comment, we plan to file a revised technical report summary that is properly identified as an initial assessment rather than a scoping study, and conform our references to the report in our filing of Amendment No. 1.  We agree that our report would qualify as an initial assessment, which Item 1300 defines as a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources.

D. Property, Plant and Equipment

Titan Project, page 42

2.
We see that you have included a map on page 47, which appears to show the general location of the Titan Project.  However, you must describe and illustrate with a map the location of your property, accurate to within one-mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i) of Regulation S-K.  Please expand your disclosures to provide the required description and map.

Response 2:  In response to the Staff’s comment, we will include a map with proper engineering detail showing the location of our property, as set forth in Annex A attached hereto.

3.
We note that you do not disclose the basket or weighted average price for your composite measure of Total Heavy Minerals (THM), used in determining your resource estimates; the associated metallurgical recoveries; or the operational costs and other parameters involved in establishing the economic cutoff grade.

Please modify your filing to include such details along with a description of the methodology and calculation used to determine your cutoff grade estimate to comply with Item 1302(d)(2) of Regulation S-K.  This information should accompany your disclosures of resource estimates either in footnotes to the tabulations or in adjacent disclosures.

Response 3: In response to the Staff’s comment, we will revise the disclosure as set forth as underlined texts in Annex A attached hereto. The Company respectfully advises the Staff that, based on discussions with the Qualified Persons, the basket price of THM is not typically used in the heavy mineral sands industry; instead, the individual heavy mineral prices are used.

Exhibit 15.1

Technical Report Summary on the Titan Project, page E-0

4.
The remaining comments in this letter pertain to the Technical Report Summary and the applicable content requirements.  Please discuss these with the qualified persons involved in preparing the report.  You will need to obtain and file a revised Technical Report Summary to address these concerns.  We suggest that you provide us with the revisions that are proposed to address these comments in advance of filing an amended report.

2

Response 4:  In response to the Staff’s comment, we are hereby filing our proposed responses as set forth in Annex A attached hereto, in advance of filing an amended technical report summary to address these concerns.

Section 11.8 - Cut-off Grade, page E-28

5.
Provide a description of the cutoff grade calculation and methodology, including all relevant parameters to comply with Item 601(b)(96)(iii)(B)(11)(iii).  Such disclosures should specify the cutoff grade utilized in preparing the resource estimates, the Total Heavy Minerals (THM) basket price, metallurgical recovery for each component, all cost factors reflected in the estimate, and other details specified in the guidance above.

Response 5: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto. The Company respectfully advises the Staff that, based on discussions with the Qualified Persons, the basket price of THM is not typically used in the heavy mineral sands industry; instead, the individual heavy mineral prices are used.

Section 13.3 - Production Target and Mine Schedule, page E-32

6.
We understand that an optimized annual mining schedule has been prepared for the planned operations, targeting higher-grade materials.  Provide disclosure of the modified cutoff grade used for the optimized schedule along with the associated parameters, such as basket price, metallurgical recovery, and cost factors, and explain how and when the remaining resources will be mined and processed, or clarify if there are no such plans.

Response 6: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto. The Company respectfully advises the Staff that, based on discussions with the Qualified Persons, the basket price of THM is not typically used in the heavy mineral sands industry; instead, the individual heavy mineral prices are used.

7.
Provide (i) the final pit outline and (ii) disclosures of the numeric values for the annual Life of Mine (LOM) production for waste material and ore, along with the associated grades, to comply with Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Response 7: In response to the Staff’s comment, we will revise the disclosure  as set forth in Annex A attached hereto.

Section 16.2 - Price Forecasts, page E-48

3

8.
Provide a description of the individual salable product specifications and present the five- year historic prices with your forecast pricing to comply with Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Response 8: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto.

Section 17.1 - Environmental Studies, page E-49

9.	Provide the qualified persons opinions as to the adequacy of the current environmental plans to comply with Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response 9: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto.

Section 19 - Economic Analysis, page E-57

10.
Provide a detailed life-of-project cash flow analysis including the annual numerical values for all appropriate and associated line items to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.  For example, this should include commodity prices, revenues, operational costs, capital costs, taxes, reclamation/closing costs, royalties, quantities of the mined and processed materials, associated grades, and the salable product quantities.

Response 10: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto.

11.
As inferred resources appear to have been included in deriving the after tax cash flow information, a separate after tax cash flow analysis excluding inferred resources should be presented with equal prominence to comply with Item 601(b)(96)(iii)(B)(19)(iv) and 1302(d)(4)(ii)(C) of Regulation S-K.

Response 11: In response to the Staff’s comment, we will revise the disclosure as set forth in Annex A attached hereto.

Sincerely,
/s/ Greg Swan
Greg Swan
Chief Financial Officer

Via E-mail:
cc:	Jeanne McMullin, Chief Legal Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP

4

Annex A

Response No. 2

Figure 2: Titan Project location of properties containing mineral resources (the coordinate system and datum used for modeling is UTMZ16N, NAD83)

Response No. 3

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. On July 1, 2022, we filed a technical report summary for our Titan Project, dated June 30, 2022, which report is an exhibit to this Annual Report on Form 20-F. As of June 30, 2022, we have reported 431 million metric tons of mineral resources at a grade of 2.2% total heavy minerals (“THM”), containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, rare earth elements (“REE”), and staurolite.

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using on a revenue cost break even calculation and is based on the following assumptions:

•
a rutile price of $1,030/t, an ilmenite price of $200/t, a rare earth concentrate price of $4,821/t, and a zircon price of $1,405/t. These prices are based on the historical 2017 to 2021 annual average prices and are considered conservative given spot pricing is higher than the assumed prices;

•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;
•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and
•	a royalty of 5% is included in the cut-off grade.

Response No. 5

11.8	Cut-off Grade

A nominal bottom cut of 0.4% THM is offered, based on preliminary assessment of resource value and anticipated operational cost evaluated through preliminary engineering work.

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using a revenue cost break even calculation and is based on the following assumptions:

•
a rutile price of $1,030/t, an ilmenite price of $200/t, a rare earth concentrate price of $4,821/t, and a zircon price of $1,405/t. These prices are based on the historical 2017 to 2021 annual average prices and are considered conservative given spot pricing is higher than the assumed prices;

•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;
•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and
•	a royalty of 5% is included in the cut-off grade.

SEC Regulation S-K 1300 requires that all reports of Mineral Resources must have reasonable prospects for eventual economic extraction regardless of the classification of the resource.

As detailed in the ~~Scoping Study~~Initial Assessment, Mineral Resources are amenable to exploitation, incorporating a multi-decade mine life and the application of conventional mining and processing technology. ~~IperionX has used TZMI as the basis for pricing of ilmenite, rutile and premium zircon products, and Adamas Intelligence for monazite concentrate. Prices are detailed in Table 21, with recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for monazite concentrates and 90.8% for zircon products.~~

The QP has used this information as the basis for determining reasonable prospects for eventual economic extraction.

Response No. 6

13.3	Production Target and Mine Schedule

Pit optimizations were completed in order to produce a production schedule on an annual basis. This resulted in a total Production Targets of 243 Mt @ 3.0% THM In-Situ with a mine life of 25 years. The mining schedule delivers an outcome with the first 14 years mining 100% of indicated  mineralized resource only, and the remaining years mining the inferred mineralized resource, resulting in a total mine life of 25 years. The schedule is based on 57% of the total mine ROM material being in an Indicated category. Currently we have no plans to mine and process the remaining mineral resources located outside of this optimized pit; however our plans may change as the market evolves.

The mine schedule is planned to provide a continuous rougher head feed rate of 1,000 tons per hour. The cut-off grade is defined at 1.00% ~~HM~~THM based on preliminary economic assessment.

The estimated economic cut-off grade of 1.0% THM utilized for the purposed of determining the optimized pit in the Initial Assessment is based on the following assumptions:

•	TZMI forecast pricing for ilmenite, rutile and premium zircon products, and Adamas Intelligence forecast pricing for rare earth concentrate as set out in Table 16;
•	recovery factors of 81.0% for ilmenite, 72.3% for rutile, 88.2% for rare earth concentrate and 83.3% for zircon;
•	operating cost estimates of $1.94/t ROM mining, $3.60/t ROM processing, $0.53/t ROM transport and $1.56/t ROM capital expenditures; and
•	a royalty of 5% and commission of 3% is included in the cut-off grade.

Given the nature of the resource model, the block dimensions and the type of deposit, dilution  is assumed to be included in into the modelled blocks, requiring no further modification for the purposed of this study in scheduling physicals for the financial model inputs.

Response No. 7

Figure 14: Titan Project mining outline (the mining outline defines the area mined and not a final open pit void as the process is incremental and pits are backfilled progressively)

Table ~~18~~12: Mine production schedule with % Indicated category processed by time period.

Year	ROM Tons	Inferred Tons	Indicated Tons	% Indicated Tons
	(Mt)	(Mt)	(Mt)	(%)
1-14	136.5	-	136.5	100%
15-25	106.1	105.3	0.8	1%
LOM	242.6	105.3	137.3	57%

Table 13: Annual LOM production tonnage and grade.

Description	ROM	Waste	ROM AND WASTE	THM In-Situ
Units	Mt	Mt	Mt	%
Year 1-25	242.6	163.4	406.0	3.0%
1	10.0	3.6	13.6	3.9%
2	9.8	6.2	16.0	4.2%
3	9.9	12.3	22.3	3.6%
4	9.9	4.8	14.7	2.3%
5	9.9	3.7	13.6	2.6%
6	9.7	11.7	21.3	3.0%
7	9.4	9.1	18.5	2.9%
8	9.4	8.2	17.6	2.8%
9	9.5	6.8	16.3	2.7%
10	9.6	6.0	15.6	2.7%
11	9.7	6.1	15.9	2.8%
12	9.9	6.6	16.5	2.8%
13	9.9	7.2	17.1	2.6%
14	9.9	1.7	11.6	3.1%
15	9.3	12.4	21.7	3.0%
16	9.5	11.2	20.6	3.1%
17	9.5	10.5	20.0	3.1%
18	9.4	6.9	16.3	3.1%
19	9.5	6.3	15.9	3.0%
20	9.7	6.3	16.0	2.9%
21	10.0	4.6	14.6	2.7%
22	9.9	3.6	13.4	2.7%
23	9.8	5.1	14.9	2.8%
24	9.8	1.0	10.8	3.1%
25	9.9	1.4	11.2	3.4%

Response No. 8

Table ~~21: Scoping Study~~16: Historic, spot, and forecast product ~~price forecasts~~prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing[12]	Forecast 2023 – 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821*	$11,180 – $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 – $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 – $470	$305	$310
Zircon (premium)	$1,405	$2,500 – $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 – $1,330	$1,010	$760

* Rare earth concentrate historic average pricing based on limited available data for 2017.

Pricing has been based upon the following standard product specification requirements:

Table 18: Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 58.68 weight % total rare earth oxides (TREO) – as set out in Table 19. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%
Zircon (concentrate)	Zircon concentrate with ZrO2 + HfO2 >30%

Table 19: Key product specifications of Titan-derived rare earth mineral concentrate.

Rare Earth Oxide	Concentration (weight %)
La	10.50%
Ce	21.90%
Pr	2.59%
Nd	9.85%
Sm	1.80%
Eu	0.15%
Gd	1.48%
Tb	0.20%
Dy	1.19%
Ho	0.22%
Er	0.66%
Tm	0.09%
Yb	0.54%
Lu	0.08%
Y	7.43%
TREO	58.68%

11 Source: Iluka Resources, February 2022 (link)
12 Source: ruidow.com at June 29, 2022, Iluka Resources

Response No. 9

17.1.6 Opinion of Qualified Person

The QP is comfortable that the current environmental plans to address environmental compliance, permitting, and local communities as reported in this TRS are adequate, in the opinion of the QP.

Responses No. 10 and No. 11

Annual cash flow summary (indicated and inferred resources)

	Units	LOM Total
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Operation Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13
Saleable Mineral Products Recovered
Ilmenite	kt	2,388.0	-	-	94.0	124.4	112.2	79.0	89.0	91.4	83.4	78.8	76.3	79.2	88.4	95.3
Rutile	kt	417.5	-	-	16.4	21.7	19.6	13.8	15.6	16.0	14.6	13.8	13.3	13.9	15.5	16.7
Monazite	kt	116.2	-	-	4.7	6.0	5.5	3.9	4.4	4.2	3.7	3.5	3.5	3.7	4.3	4.8
Zircon Premium	kt	559.6	-	-	22.1	29.1	26.3	18.6	20.9	21.2	19.2	18.1	17.7	18.4	20.7	22.5
Zircon Concentrate	kt	402.4	-	-	15.9	20.9	18.9	13.4	15.1	15.3	13.8	13.0	12.7	13.3	14.9	16.2
Mineral Product Prices
Ilmenite	US$/t		$284.2	$298.7	$313.3	$327.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,440.5	$1,488.8	$1,566.4	$1,585.3	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$13,062.2	$14,296.3	$15,013.1	$14,708.0	$14,546.1	$14,296.5	$14,723.1	$15,426.6	$16,264.3	$16,928.3	$17,423.5	$17,919.0	$18,414.9	$18,414.9
Zircon Premium	US$/t		$2,376.3	$2,429.1	$2,398.6	$2,309.5	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$1,069.3	$1,093.1	$1,079.4	$1,039.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$742.3	-	-	$29.5	$40.8	$34.8	$24.5	$27.6	$28.3	$25.8	$24.4	$23.6	$24.5	$27.4	$29.5
Rutile	US$M	$547.3	-	-	$25.8	$34.5	$25.2	$17.8	$20.0	$20.5	$18.7	$17.7	$17.1	$17.8	$19.9	$21.4
Monazite	US$M	$2,016.0	-	-	$70.0	$88.0	$79.9	$56.4	$65.3	$65.3	$60.2	$59.2	$60.7	$66.9	$79.4	$88.3
Zircon Premium	US$M	$978.1	-	-	$53.1	$67.2	$44.4	$31.4	$35.3	$35.8	$32.4	$30.6	$29.8	$31.1	$35.0	$37.9
Zircon Concentrate	US$M	$316.5	-	-	$17.2	$21.7	$14.4	$10.2	$11.4	$11.6	$10.5	$9.9	$9.6	$10.1	$11.3	$12.3
Total Gross Revenue	US$M	$4,600.1	-	-	$195.4	$252.2	$198.7	$140.2	$159.6	$161.5	$147.7	$141.8	$140.9	$150.5	$173.0	$189.4
Operating Costs
Mining	US$M	$644.9	-	-	$22.8	$25.6	$33.2	$24.0	$22.7	$32.0	$28.5	$27.3	$25.8	$25.0	$25.3	$26.1

Wet Processing Plant	US$M	$242.2	-	-	$9.8	$9.7	$9.8	$9.8	$9.8	$9.6	$9.5	$9.5	$9.6	$9.6	$9.8	$9.8
Slimes Tailings Disposal	US$M	$153.3	-	-	$6.7	$6.1	$6.5	$6.4	$6.6	$5.9	$5.4	$5.4	$5.6	$5.8	$6.3	$6.8
Mineral Separation Plant	US$M	$310.2	-	-	$15.0	$15.9	$14.2	$10.6	$11.5	$12.4	$11.9	$11.8	$11.6	$11.6	$11.9	$11.9
General & Administration	US$M	$173.1	-	-	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9
Landowner Royalties	US$M	$100.4	-	-	$9.8	$12.6	$9.9	$1.4	-	$4.0	$5.9	$4.3	$2.1	$6.8	-	-
Transport and Logistics Costs	US$M	$53.4	-		$2.1	$2.8	$2.5	$1.8	$2.0	$1.9	$1.7	$1.6	$1.6	$1.7	$2.0	$2.2
Total Operating Costs	US$M	$1,677.6	-	-	$73.2	$79.6	$83.1	$60.9	$59.6	$72.8	$69.9	$66.9	$63.1	$67.4	$62.2	$63.8
Operating Income before Taxes	US$M	$2,922.6	-	-	$122.3	$172.6	$115.6	$79.2	$100.0	$88.7	$77.8	$74.9	$77.7	$83.0	$110.8	$125.6
Capital Costs
Development Capital	US$M	$237.2	$42.2	$186.3	$8.7	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$188.3	-	-	-	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Capital Costs	US$M	$435.7	$42.2	$186.3	$8.7	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2
Depreciation	US$M	$435.7	-	-	$67.8	$48.4	$39.2	$28.0	$20.5	$18.7	$13.4	$9.6	$10.9	$17.6	$12.6	$13.0
Depletion	US$M	$823.3	-	-	$27.2	$46.0	$35.4	$25.6	$29.9	$29.5	$26.6	$25.7	$25.7	$26.5	$31.7	$34.6
Income Taxes	US$M	$434.7	-	-	$7.1	$20.4	$10.7	$6.7	$13.0	$10.6	$9.9	$10.4	$10.7	$10.2	$17.4	$20.4
Change in Working Capital	US$M	-	-	-	$12.4	$4.3	$(4.4)	$(3.5)	$1.7	$(0.6)	$(1.1)	$(0.3)	$0.2	$0.4	$2.3	$1.3
After Tax Free Cash Flow	US$M	$2,052.1	$(42.2)	$(186.3)	$94.0	$147.9	$93.2	$76.0	$83.4	$64.6	$69.0	$64.8	$52.7	$37.9	$91.1	$89.8

	Units	LOM Total
Calendar Year			2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050
Operation Year			14	15	16	17	18	19	20	21	22	23	24	25	26	27
Saleable Mineral Products Recovered
Ilmenite	kt	2,388.0	90.2	111.4	89.7	97.0	101.3	98.9	96.4	98.4	96.7	90.0	94.9	109.0	122.7	-
Rutile	kt	417.5	15.8	19.5	15.7	16.9	17.7	17.3	16.9	17.2	16.9	15.7	16.6	19.1	21.4	-
Monazite	kt	116.2	4.6	5.6	4.1	4.5	4.9	4.8	4.7	4.8	4.9	4.4	4.7	5.6	6.3	-
Zircon Premium	kt	559.6	21.3	26.3	20.8	22.6	23.7	23.2	22.6	23.1	22.9	21.1	22.3	25.8	29.0	-
Zircon Concentrate	kt	402.4	15.3	18.9	15.0	16.2	17.0	16.7	16.3	16.6	16.4	15.2	16.0	18.5	20.9	-
Mineral Product Prices
Ilmenite	US$/t		$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9
Zircon Premium	US$/t		$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$742.3	$27.9	$34.5	$27.8	$30.1	$31.4	$30.6	$29.9	$30.5	$30.0	$27.9	$29.4	$33.8	$38.0	-
Rutile	US$M	$547.3	$20.3	$25.0	$20.1	$21.8	$22.7	$22.2	$21.6	$22.1	$21.7	$20.2	$21.3	$24.5	$27.5	-
Monazite	US$M	$2,016.0	$84.3	$104.0	$75.7	$83.8	$89.5	$88.2	$86.6	$89.1	$90.3	$81.4	$85.7	$102.2	$115.6	-
Zircon Premium	US$M	$978.1	$36.0	$44.4	$35.1	$38.1	$40.0	$39.1	$38.1	$39.0	$38.6	$35.7	$37.6	$43.5	$49.0	-
Zircon Concentrate	US$M	$316.5	$11.6	$14.4	$11.4	$12.3	$12.9	$12.6	$12.3	$12.6	$12.5	$11.5	$12.2	$14.1	$15.9	-
Total Gross Revenue	US$M	$4,600.1	$180.1	$222.3	$170.1	$186.0	$196.5	$192.7	$188.5	$193.2	$193.1	$176.6	$186.2	$218.0	$246.0	-
Operating Costs
Mining	US$M	$644.9	$27.0	$20.2	$32.3	$31.0	$30.2	$25.8	$25.3	$25.5	$23.9	$22.5	$24.1	$19.2	$19.8	-
Wet Processing Plant	US$M	$242.2	$9.8	$9.8	$9.4	$9.5	$9.5	$9.5	$9.6	$9.7	$9.8	$9.8	$9.8	$9.8	$9.8	-
Slimes Tailings Disposal	US$M	$153.3	$7.0	$6.8	$4.8	$5.4	$5.5	$5.4	$5.7	$6.2	$6.8	$6.5	$6.3	$6.4	$6.6	-

Mineral Separation Plant	US$M	$310.2	$11.4	$12.8	$12.1	$12.4	$12.6	$12.5	$12.2	$12.2	$11.6	$11.6	$12.1	$12.8	$13.8	-
General & Administration	US$M	$173.1	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	-
Landowner Royalties	US$M	$100.4	-	$2.2	-	-	-	-	-	-	-	$8.8	$9.3	$10.9	$12.3	-
Transport and Logistics Costs	US$M	$53.4	$2.1	$2.6	$1.9	$2.1	$2.2	$2.2	$2.2	$2.2	$2.3	$2.0	$2.1	$2.6	$2.9	-
Total Operating Costs	US$M	$1,677.6	$64.1	$61.3	$67.4	$67.3	$67.0	$62.4	$61.9	$62.7	$61.3	$68.3	$70.7	$68.6	$72.0	-
Operating Income before Taxes	US$M	$2,922.6	$116.0	$160.9	$102.7	$118.7	$129.5	$130.3	$126.6	$130.6	$131.8	$108.4	$115.5	$149.4	$174.0	-
Capital Costs
Development Capital	US$M	$237.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$188.3	$2.0	-	$14.2	-	-	$14.2	-	$34.6	$14.2	-	-	$14.2	-	-
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	$10.3	-
Total Capital Costs	US$M	$435.7	$2.0	-	$14.2	-	-	$14.2	-	$34.6	$14.2	-	-	$14.2	$10.3	-
Depreciation	US$M	$435.7	$9.9	$7.1	$9.1	$6.5	$4.6	$7.4	$5.3	$13.6	$13.8	$9.8	$7.0	$9.1	$32.9	-
Depletion	US$M	$823.3	$32.9	$40.2	$31.4	$34.2	$36.1	$35.3	$34.6	$35.4	$35.3	$30.7	$32.4	$37.8	$42.6	-
Income Taxes	US$M	$434.7	$19.1	$29.7	$16.3	$20.4	$23.2	$22.9	$22.7	$21.3	$21.6	$17.7	$19.9	$26.8	$25.7	-
Change in Working Capital	US$M	-	$(0.8)	$3.5	$(4.4)	$1.3	$0.9	$(0.1)	$(0.3)	$0.3	$0.0	$(2.0)	$0.7	$2.6	$2.1	$(16.5)
After Tax Free Cash Flow	US$M	$2,052.1	$95.7	$127.7	$76.7	$97.0	$105.4	$93.4	$104.3	$74.3	$95.9	$92.6	$95.0	$105.8	$135.9	$16.5

Annual cash flow summary (indicated resources only)

	Units	LOM Total
Calendar Year			2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Operation Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
Saleable Mineral Products Recovered
Ilmenite	kt	1,293.0	-	-	94.0	124.4	112.2	79.0	89.0	91.4	83.4	78.8	76.3	79.2	88.4	95.3	90.2	111.4	-
Rutile	kt	226.1	-	-	16.4	21.7	19.6	13.8	15.6	16.0	14.6	13.8	13.3	13.9	15.5	16.7	15.8	19.5	-
Monazite	kt	62.5	-	-	4.7	6.0	5.5	3.9	4.4	4.2	3.7	3.5	3.5	3.7	4.3	4.8	4.6	5.6	-
Zircon Premium	kt	302.6	-	-	22.1	29.1	26.3	18.6	20.9	21.2	19.2	18.1	17.7	18.4	20.7	22.5	21.3	26.3	-
Zircon Concentrate	kt	217.6	-	-	15.9	20.9	18.9	13.4	15.1	15.3	13.8	13.0	12.7	13.3	14.9	16.2	15.3	18.9	-
Mineral Product Prices
Ilmenite	US$/t		$284.2	$298.7	$313.3	$327.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8	$309.8
Rutile	US$/t		$1,440.5	$1,488.8	$1,566.4	$1,585.3	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2	$1,284.2
Monazite	US$/t		$13,062.2	$14,296.3	$15,013.1	$14,708.0	$14,546.1	$14,296.5	$14,723.1	$15,426.6	$16,264.3	$16,928.3	$17,423.5	$17,919.0	$18,414.9	$18,414.9	$18,414.9	$18,414.9	$18,414.9
Zircon Premium	US$/t		$2,376.3	$2,429.1	$2,398.6	$2,309.5	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4	$1,687.4
Zircon Concentrate	US$/t		$1,069.3	$1,093.1	$1,079.4	$1,039.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3	$759.3
Gross Revenue
Ilmenite	US$M	$403.1	-	-	$29.5	$40.8	$34.8	$24.5	$27.6	$28.3	$25.8	$24.4	$23.6	$24.5	$27.4	$29.5	$27.9	$34.5	-
Rutile	US$M	$301.5	-	-	$25.8	$34.5	$25.2	$17.8	$20.0	$20.5	$18.7	$17.7	$17.1	$17.8	$19.9	$21.4	$20.3	$25.0	-
Monazite	US$M	$1,027.9	-	-	$70.0	$88.0	$79.9	$56.4	$65.3	$65.3	$60.2	$59.2	$60.7	$66.9	$79.4	$88.3	$84.3	$104.0	-
Zircon Premium	US$M	$544.4	-	-	$53.1	$67.2	$44.4	$31.4	$35.3	$35.8	$32.4	$30.6	$29.8	$31.1	$35.0	$37.9	$36.0	$44.4	-
Zircon Concentrate	US$M	$176.2	-	-	$17.2	$21.7	$14.4	$10.2	$11.4	$11.6	$10.5	$9.9	$9.6	$10.1	$11.3	$12.3	$11.6	$14.4	-
Total Gross Revenue	US$M	$2,453.1	-	-	$195.4	$252.2	$198.7	$140.2	$159.6	$161.5	$147.7	$141.8	$140.9	$150.5	$173.0	$189.4	$180.1	$222.3	-
Operating Costs
Mining	US$M	$365.5	-	-	$22.8	$25.6	$33.2	$24.0	$22.7	$32.0	$28.5	$27.3	$25.8	$25.0	$25.3	$26.1	$27.0	$20.2	-
Wet Processing Plant	US$M	$136.0	-	-	$9.8	$9.7	$9.8	$9.8	$9.8	$9.6	$9.5	$9.5	$9.6	$9.6	$9.8	$9.8	$9.8	$9.8	-

Slimes Tailings Disposal	US$M	$87.6	-	-	$6.7	$6.1	$6.5	$6.4	$6.6	$5.9	$5.4	$5.4	$5.6	$5.8	$6.3	$6.8	$7.0	$6.8	-
Mineral Separation Plant	US$M	$174.3	-	-	$15.0	$15.9	$14.2	$10.6	$11.5	$12.4	$11.9	$11.8	$11.6	$11.6	$11.9	$11.9	$11.4	$12.8	-
General & Administration	US$M	$96.9	-	-	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	$6.9	-
Landowner Royalties	US$M	$59.0	-	-	$9.8	$12.6	$9.9	$1.4	-	$4.0	$5.9	$4.3	$2.1	$6.8	-	-	-	$2.2	-
Transport and Logistics Costs	US$M	$28.7	-		$2.1	$2.8	$2.5	$1.8	$2.0	$1.9	$1.7	$1.6	$1.6	$1.7	$2.0	$2.2	$2.1	$2.6	-
Total Operating Costs	US$M	$947.9	-	-	$73.2	$79.6	$83.1	$60.9	$59.6	$72.8	$69.9	$66.9	$63.1	$67.4	$62.2	$63.8	$64.1	$61.3	-
Operating Income before Taxes	US$M	$1,505.2	-	-	$122.3	$172.6	$115.6	$79.2	$100.0	$88.7	$77.8	$74.9	$77.7	$83.0	$110.8	$125.6	$116.0	$160.9	-
Capital Costs
Development Capital	US$M	$237.2	$42.2	$186.3	$8.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital, incl. Ongoing Reclamation	US$M	$97.1	-	-	-	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2	$2.0	-	-
Final Closing/Reclamation Capital	US$M	$10.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$10.3	-
Total Capital Costs	US$M	$344.5	$42.2	$186.3	$8.7	-	$16.1	-	$2.0	$14.2	-	-	$14.2	$34.6	-	$14.2	$2.0	$10.3	-
Depreciation	US$M	$344.5	-	-	$67.8	$48.4	$39.2	$28.0	$20.5	$18.7	$13.4	$9.6	$10.9	$17.6	$12.6	$13.0	$9.9	$34.9	-
Depletion	US$M	$437.6	-	-	$27.2	$46.0	$35.4	$25.6	$29.9	$29.5	$26.6	$25.7	$25.7	$26.5	$31.7	$34.6	$32.9	$40.2	-
Income Taxes	US$M	$189.0	-	-	$7.1	$20.4	$10.7	$6.7	$13.0	$10.6	$9.9	$10.4	$10.7	$10.2	$17.4	$20.4	$19.1	$22.4	-
Change in Working Capital	US$M	-	-	-	$12.4	$4.3	$(4.4)	$(3.5)	$1.7	$(0.6)	$(1.1)	$(0.3)	$0.2	$0.4	$2.3	$1.3	$(0.8)	$3.5	$(15.4)
After Tax Free Cash Flow	US$M	$971.7	$(42.2)	$(186.3)	$94.0	$147.9	$93.2	$76.0	$83.4	$64.6	$69.0	$64.8	$52.7	$37.9	$91.1	$89.8	$95.7	$124.8	$15.4